UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D* (Amendment No. 2)

Under the Securities Exchange Act of 1934

UniTek Global Services, Inc.
(Name of Issuer)

Common Stock, par value $0.00002 per share
(Title of Class of Securities)

91324T 203
(CUSIP Number)

David W. Knickel
c/o HMK GP LP
200 Crescent Court, Suite 1600
Dallas, TX 75201
(214) 746-7300

Copy to:
Glenn D. West, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
(214) 746-7780

(Name, Address and Telephone Number of Person Authorized to Receive Notices And Communications)

February 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS: UNITEK INTERPOSED LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,196 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,196 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,686,196 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.04% of the Common Stock
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSONS: HMK GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,196 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,196 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,686,196 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.04% of the Common Stock
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSONS: HMK GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,196 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,196 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,686,196 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.04% of the Common Stock
14	TYPE OF REPORTING PERSON: OO (limited liability company)

1	NAME OF REPORTING PERSONS: SECTOR PERFORMANCE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Common Stock
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSONS: HM UNITEK COINVEST LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Common Stock
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSONS: SPF SBS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Common Stock
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSONS: SECTOR PERFORMANCE GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Common Stock
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSONS: SECTOR PERFORMANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Common Stock
14	TYPE OF REPORTING PERSON: OO (limited liability company)

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D filed February 8, 2010, as amended by Amendment No. 1 filed December 2, 2010 (as amended, the “Original Schedule 13D”) (together with this Amendment No. 2, the “Schedule 13D”), and is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) UniTek Interposed LP, a Delaware limited partnership (“UniTek Interposed”); (ii) HMK GP LP, a Delaware limited partnership (“HMK LP”); (iii) HMK GP LLC, a Delaware limited liability company (“HMK LLC,” and together with HMK GP, the “General Partners”); (iv) Sector Performance Fund, LP, a Delaware limited partnership (“Sector Performance Fund”); (v) HM Unitek Coinvest LP, a Delaware limited partnership (“Coinvest”); (vi) SPF SBS LP, a Delaware limited partnership (“SPF SBS,” and together with Sector Performance Fund and Coinvest, the “Prior Sponsors”); (vii) Sector Performance GP, LP, a Texas limited partnership (“Sector Performance GP”); and (ix) Sector Performance LLC, a Texas limited liability company (“Ultimate GP”) with respect to the common stock, par value $0.00002 per share (the “Common Stock”), of UniTek Global Solutions, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Original Schedule 13D.

Item 2:  Identity and Background

Item 2 is supplemented as follows:

(a)-(c) and (f)

This Amendment No. 2 is being filed jointly by the Reporting Persons identified above.

UniTek Interposed is a direct holder of Common Stock. None of the General Partners is a direct holder of Common Stock.  HMK LP is the sole general partner and a limited partner of UniTek Interposed.  HMK LLC is the sole general partner of HMK LP.

The principal business of UniTek Interposed is to invest directly or indirectly in securities.  The principal business of (i) HMK LP is to serve as the general partner of certain entities, including UniTek Interposed and (ii) HMK LLC is to serve as the general partner of HMK LP.

The principal business address and principal office of Sector Performance Fund, Coinvest, SPF SBS, Sector Performance GP and Ultimate GP is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, TX 75201.   The principal business address and principal office of UniTek Interposed, HMK LP and HMK LLC is c/o HMK GP LP, 200 Crescent Court, Suite 1600, Dallas, TX 75201.

Based on the foregoing and the transactions and relationships described herein, UniTek Interposed, HMK LP and HMK LLC may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons are a group, or have agreed to act as a group.

Andrew S. Rosen, Robert W. Sperry, a member of the Company’s board of directors, Sarah A. Bradley and John Muse are members of a four-person investment committee at HMK LLC that exercises, on behalf of HMK LLCl, voting and dispositive powers over the securities held by UniTek Interposed.  No single member of the investment committee has dispositive and/or voting power over the shares held by UniTek Interposed.  As a result of the foregoing, each of Messrs. Rosen, Sperry and Muse and Ms. Bradley may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by UniTek Interposed described above.  Each of Messrs. Rosen, Sperry and Muse and Ms. Bradley disclaims the existence of a group and disclaims beneficial ownership of shares of Common Stock not owned of record by him or her, except to the extent of any pecuniary interest therein.

The principal business address of each of Messrs. Rosen, Sperry and Muse and Ms. Bradley is 200 Crescent Court, Suite 1600, Dallas, TX 75201.  Each of Messrs. Rosen, Sperry and Muse and Ms. Bradley is a United States citizen.  Each of Messrs. Rosen and Sperry and Ms. Bradley is an executive officer of HMK LLC.

(d)-(e)

During the last five years, none of the Reporting Persons or other persons identified in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 28, 2013, a copy of which is attached hereto as Exhibit 1.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

The responses to Item 4 of this Amendment No. 2 are incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 is supplemented as follows:.

On February 28, 2013, UniTek Interposed, Sector Performance Fund, SPF SBS, Coinvest and the other parties signatory thereto entered into that certain Contribution Agreement (the “Contribution Agreement”) pursuant to which, among other transactions described therein, (i) (a) Sector Performance Fund contributed 4,028,839 shares of Common Stock directly held by it to UniTek Interposed, (b) SPF SBS contributed 254,574 shares of Common Stock directly held by it to UniTek Interposed and (c) each of Sector Performance Fund and SPF SBS contributed all of their respective rights in the Registration Rights Agreement to UniTek Interposed, in each case, in exchange for an allocable portion of limited partner interests in UniTek Interposed and (ii) Coinvest contributed 24 shares of Common Stock directly held by it to UniTek Interposed that are attributable to its general partner’s interest in Coinvest.

Additionally, pursuant to the transactions contemplated by the following agreements, UniTek Interposed received from Coinvest an aggregate of 237,827 shares of Common Stock directly held by it, in addition to the other rights and shares of Common Stock contributed to UniTek Interposed as described below:

•
On February 12, 2013, UniTek Interposed entered into that certain Exchange, Redemption and Sale Agreement (the “First Sale Agreement”), with Coinvest, CPC 2008 Co-Investment Pool, LP (“CPC”) and the other parties signatory thereto pursuant to which, among other transactions described therein, (i) Coinvest contributed to UniTek Interposed (A) an amount of shares of Common Stock directly held by it attributable to CPC’s limited partner interests in Coinvest and (B) its rights in the Registration Rights Agreement, and (ii) CPC contributed to UniTek Interposed (A) 137,439 shares of Common Stock directly held by it and (B) its rights in the Registration Rights Agreement, in each case, in exchange for an allocable portion of limited partner interests in UniTek Interposed.

•
On February 11, 2013, UniTek Interposed entered into that certain Exchange, Redemption and Sale Agreement (the “Second Sale Agreement”), with Coinvest, Bourdigny Investments S.A. (“Bourdigny”) and the other parties signatory thereto pursuant to which, among other transactions described therein, (i) Coinvest contributed to UniTek Interposed (A) an amount of shares of Common Stock directly held by it attributable to Bourdigny’s limited partner interests in Coinvest and (B) its rights in the Registration Rights Agreement, and (ii) Bourdigny contributed to UniTek Interposed (A) 27,493 shares of Common Stock directly held by it and (B) its rights in the Registration Rights Agreement, in each case, in exchange for an allocable portion of limited partner interests in UniTek Interposed.

•	On February 13, 2013, UniTek Interposed entered into that certain Exchange, Redemption and Sale Agreement (the “Third Sale Agreement”), with Coinvest, American Private Equity Partners II, L.P.

(“APEB”) and the other parties signatory thereto pursuant to which, among other transactions described therein, Coinvest contributed to UniTek Interposed (i) an amount of shares of Common Stock directly held by it attributable to APEB’s limited partner interests in Coinvest and (ii) its rights in the Registration Rights Agreement, in exchange for an allocable portion of limited partner interests in UniTek Interposed.

•
On February 14, 2013, UniTek Interposed entered into that certain Exchange, Redemption and Sale Agreement (the “Fourth Sale Agreement” and together with the First Sale Agreement, Second Sale Agreement and Third Sale Agreement, the “Sale Agreements”), with Coinvest, American Airlines Master Fixed Benefit Pension Plan Trust (“AA Trust”) and the other parties signatory thereto pursuant to which, among other transactions described therein, Coinvest contributed to UniTek Interposed (i) an amount of shares of Common Stock directly held by it attributable to AA Trust’s limited partner interests in Coinvest and (ii) its rights in the Registration Rights Agreement, in exchange for an allocable portion of limited partner interests in UniTek Interposed.

The descriptions of the Contribution Agreement and the Sale Agreements in this Amendment No. 2 do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2, 3, 4, 5 and 6, respectively, and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The responses in rows 7 through 11 and 13 of the cover page to this Amendment No. 2 are incorporated herein by reference.  The beneficial ownership reported in this Amendment No. 2 is calculated based upon 18,712,747 shares of Common Stock outstanding and no other shares of the Company’s capital stock outstanding, as reported on November 2, 2012, in the Company’s Form 10-Q for the quarter ended September 30, 2012.

Based on the assumptions above, as of the date of this Amendment No. 2, UniTek Interposed is the direct beneficial owner of 4,686,196 shares of Common Stock, which represent approximately 25.04% of Common Stock outstanding.

By virtue of the relationship between UniTek Interposed, HMK LP and HMK LLC, as described herein, the General Partners may be deemed to share beneficial ownership with respect to all of the shares of Common Stock reported herein.  Except for direct holdings and to the extent of any pecuniary interests, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership.  UniTek Interposed, acting through its sole general partner, HMK LP, acting through its sole general partner, HMK LLC, acting through its investment committee as described in Item 2 above, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock it holds.

Immediately prior to the time on February 28, 2013 at which each of the Contribution Agreement and the Sale Agreements became effective (the “Effective Time”), none of UniTek Interposed, HMK LP or HMK LLC beneficially owned any shares of Common Stock.  Immediately after the Effective Time, none of Sector Performance Fund, Coinvest, SPF SBS, Sector Performance GP, or Ultimate GP beneficially owned any shares of Common Stock.

(c)

The responses to Item 4 of this Amendment No. 2 are incorporated herein by reference.  Other than the transactions contemplated by the Contribution Agreement and the Sale Agreements, there have been no other acquisitions of Company securities by the Reporting Persons.

(d)

No person other than UniTek Interposed and the General Partners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned of record by UniTek Interposed.

(e)

Immediately after the Effective Time, none of Sector Performance Fund, Coinvest, SPF SBS, Sector Performance GP or Ultimate GP beneficially owned any shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Company’s securities owned of record by the applicable Reporting Persons and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company agreements.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or other persons named in Item 2 and between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated February 28, 2013, by and among the Reporting Persons.*

2.	Contribution Agreement, dated as of February 28, 2013, by and among UniTek Interposed, Sector Performance Fund, SPF SBS and the other parties signatory thereto. *

3.	Exchange, Redemption and Sale Agreements, dated as of February12, 2013, by and among UniTek Interposed, Coinvest, CPC 2008 Co-Investment Pool, LP. and the other parties signatory thereto. *

4.	Exchange, Redemption and Sale Agreements, dated as of February 11, 2013, by and among UniTek Interposed, Coinvest, Bourdigny Investments S.A. and the other parties signatory thereto. *

________________________________
*Filed herewith.

5.	Exchange, Redemption and Sale Agreements, dated as of February13, 2013, by and among UniTek Interposed, Coinvest, American Private Equity Partners II, L.P. and the other parties signatory thereto.*

6.
Exchange, Redemption and Sale Agreements, dated as of February 14, 2013, by and among UniTek Interposed, Coinvest, American Airlines Master Fixed Benefit Pension Plan Trust and the other parties signatory thereto. *

________________________________
*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this Amendment No. 2 is filed on behalf of each of us.

Dated: February 28, 2013

SECTOR PERFORMANCE FUND, LP

By:	Sector Performance GP, LP, its general partner

By:	Sector Performance LLC, its general partner

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

HM UNITEK COINVEST, LP

By:	Sector Performance LLC, its general partner

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SPF SBS LP

By:	Sector Performance LLC, its general partner

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE GP, LP

By:	Sector Performance LLC, its general partner

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE LLC

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

UNITEK INTERPOSED LP

By:	HMK GP, LP, its general partner

By:	HMK GP LLC, its general partner

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

HMK GP LP

By:	HMK GP LLC, its general partner

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

HMK GP LLC

By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer